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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51330

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2020 AND ENDING 09-30-2021

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CFS Securities, Inc.**

OFFICIAL USE ONLY

_____

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Bridgeport Ave Suite 308

(No. and Street)

Shelton	CT	06484
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Butler   203-248-1972

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Butler _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CFS Securities, Inc. _____ , as
of September 30 _____ , 20 21 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

> A notary public or other officer completing this certificate
> verifies only the identity of the individual who signed the
> document to which this certificate is attached, and not the
> truthfulness, accuracy, or validity of that document.

State of CT
County of New Haven
Subscribed and sworn to (or affirmed) before me on this 19th day of November,
2021 by
Michael Butler proved to me on the basis of satisfactory evidences to be
the person who appeared before me.
Notary Public _____

CFS SECURITIES, INC.

Year ended September 30, 2021

CONTENTS



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of CFS Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CFS Securities, Inc. (the "Company") as of September 30, 2021, the related statements of comprehensive income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
November 16, 2021




CFS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2021

	2021
Assets	
Cash	$42,315
Commissions receivable	16,419
Prepaid expenses	3,290
Furniture and equipment, net	-
Investments available for sale	25,237
Total assets	$87,261
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 2,029
Deferred income taxes	1,500
Note payable, other	20,545
Total liabilities	24,074
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, 1,000 shares issued and 333 outstanding	1,000
Retained earnings	166,330
Additional paid-in capital-treasury stock	(103,476)
Treasury Stock	(667)
Total stockholder's equity	63,187
Total Liabilities and Stockholder's Equity	$87,261

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENT OF COMPREHENSIVE INCOME

For the Year ended September 30, 2021

	2021
Revenue and other income:	
Commissions	$127,840
Realized gain on sale of investments	2,175
Interest income	3
Total revenue and other income	130,018
Operating expenses:	
Commissions	12,741
Professional fees	63,773
Licenses, dues and subscriptions	8,320
Interest	2,026
Other	2,718
	89,578
Income before income taxes	40,440
Provision for income tax	3,510
Net income	36,930
Other comprehensive loss, net of tax	
Recognition of previously unrealized gain, on available for sale securities	(1,210)
Comprehensive income	**$ 35,720**

3

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended September 30, 2021

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Additional Paid in Capital-Treasury stock	Treasury Stock	Total
Balance at September 30, 2020	$ 1,000	$ 129,400	$ 1,210	$ (103,476)	$ (667)	$ 27,467
Recognition unrealized gain	-	-	(1,210)	-	-	(1,210)
Net income (loss)	-	36,930	-	-	-	36,930
Balance September 30, 2021	$ 1,000	$ 166,330	$ -	$ (103,476)	$ (667)	$ 63,187

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended September 30, 2021

Cash flows from operating activities:	
Net income	$ 36,930
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized gain on sales of investments	(2,175)
Deferred taxes	500
Changes in operating assets and liabilities:	
Commission receivables	319
Prepaid expenses	(100)
Due from Cooper Financial Services, Inc.	700
Deferred tax liabilities	1,500
Accounts payable	1,021
Net cash provided by operating activities	38,695
Cash flows from investing activities:	
Purchase of investments available for sale	(25,237)
Sale of investments available for sale	25,235
Net cash used in investing activities	(2)
Cash flows from financing activities:	
Principal payments of note payable	(10,858)
Net cash used in financing activities	(10,858)
Net change in cash	27,835
Cash, beginning	14,480
Cash, ending	$ 42,315
Supplementary cash flow information:	
Cash paid for income taxes	$ 210
Cash paid for interest	$ 2,026

Supplemental disclosures of non-cash transactions:

The Company recognized previously recorded unrealized gain of $1,210.

5

See accompanying notes to financial statements.

1. **Nature of business and summary of significant accounting policies:**

Nature of business:

CFS Securities, Inc. (the "Company") is a Connecticut C-Corporation located in Shelton, Connecticut. The Company is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority (FINRA) and Municipal Securities Rulemaking Board ("MSRB"). The Company is currently registered as a broker-dealer in 12 jurisdictions.

The Company conducts securities business in the following areas: mutual fund retailer, 529 plans, municipal securities broker, and broker or dealer selling variable life insurance or annuities. The Company conducts business directly with third party Product Sponsors.

While the Company receives fees and commissions from various sources, all of the Company's customers are referred generally by Cooper Financial Services, Inc. ("Cooper"), a related party affiliated by common ownership.

Revenue Recognition

The Company earns commissions from the sale of these policies, generally an initial up-front (first-year) commission as well as ongoing commissions upon policy renewal, on an annual or other basis. The Company recognizes the first-year commission upon the sale transaction date, because its performance obligation is the sale itself. Commissions on policy renewals are considered variable consideration, due to uncertainties of realization. The Company recognizes renewal commissions in the period received, which corresponds to the Company's performance of its ongoing marketing performance obligations, as well as the satisfaction of the variable consideration uncertainties.

Basis of presentation:

The Company uses the accrual method of accounting for financial statement purposes.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from those estimates.

1. **Nature of business and summary of significant accounting policies (continued):**

Commissions receivable:

Commissions receivable consists of revenues due from investment and insurance companies earned by the Company representatives on which the investment and insurance companies have not paid the Company as of year-end.

The Company carries its receivable at net realizable value. On a periodic basis, the Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past bad debt expense and collections and current credit conditions. Management believes that this balance is fully collectable; therefore, an allowance is not needed.

Furniture and equipment:

Furniture and equipment are stated at cost net of accumulated depreciation. Major renewals, additions, and betterments are capitalized to the property accounts while maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets (three to five years).

Investments:

Investments consist of available for sale securities. Available for sale securities are reported at fair value with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses, determined on the trade date based on specific identification cost applied using the first-in first out method, are included in earnings.

Advertising costs:

The Company expenses advertising costs as they are incurred.

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2021

1. **Nature of business and summary of significant accounting policies** (continued):

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Company files its income tax returns on the cash basis of accounting and uses the accrual basis of accounting for financial reporting and future benefits to be recognized upon the utilization of operating loss carry forwards. Deferred tax assets and liabilities not expected to be realized are reduced by a valuation allowance.

Management of the Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of September 30, 2021, management does not believe that it has taken any additional tax position that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2021, the Company's federal and state tax returns generally remain open for examination for three years from the date filed.

Fair value measurement:

Investments are reported at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2021

1. **Nature of business and summary of significant accounting policies** (continued):

   Fair value measurement (continued):

   Level 1 - Inputs are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

   Level 2 - Inputs are based upon other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

   Level 3 - Inputs are generally unobservable and reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

   The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2. **Net capital requirement:**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

   As of September 30, 2021, the Company had net capital and net capital requirements of $53,786 and $5,000, respectively and its ratio of aggregate indebtedness to net capital was 0.07 to 1.

3. **Furniture and equipment, net:**

	2021
Furniture and equipment	$1,312
Less accumulated depreciation	(1,312)
Net furniture and equipment	$ 0

   For the year ended September 30, 2021 the depreciation expense was $0, as furniture and fixtures are fully depreciated.

4. Investments:

The Company's available for sale investments are carried at fair value and consist of money market mutual fund which seeks a high level of current income with the preservation of capital and liquidity by investing primarily in cash and U.S. backed securities. The following table presents the Company's available for sale investments.

	September 30, 2021			Fair Value Hierarchy		
		Unrealized	Fair			
Fund	Cost	Gain	Value	Level 1	Level 2	Level 3
Money Market fund	$25,237	$ -	$25,237	$25,237	$ -	$ -

5. Income taxes:

Net deferred tax liability of $1,500 at September 30, 2021 is the result of the differences between the basis of reporting assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities consist of the following as of September 30:

	2021
Deferred tax assets:	
Federal net operating loss carry forward	$1,200
State net operating loss carry forward	2,300
Accounts payable	600
Total deferred tax assets	4,100
Deferred tax liabilities:	
Accounts receivable	(4,700)
Prepaid expenses	(900)
Total deferred tax liability	(5,600)
Net deferred taxes	($ 1,500)

At September 30, 2021, the Company had approximately $6,000 and $30,000 in net operating loss carryforwards to offset federal and state taxable income, respectively. Federal net operating loss carryforwards recognized before 2018 expire through 2037, whereas losses recognized after 2018 are carryforward indefinitely. State net operating loss carryforwards expire through 2039.

6. **Note payable, other:**

Note payable, other, due in quarterly principal payments of the lesser of (1) $2,546 or (2) 8% of the gross revenue collected by the Company during the immediately preceding quarter, plus interest at 5% through October 31, 2023 (including a balloon payment if payments are made under option 2.) The note is collateralized by a pledge agreement from the existing shareholder for 50% of his Company shares.

Aggregate principal payments as of September 30, 2021 are as follows:

Year ending September 30:	
2022	$10,183
2023	10,183
2024	179
	$20,545

7. **Related party transactions:**

The Company borrows or advances funds on an as needed basis with Cooper. Advances are non-interest bearing and are due on demand.

Cooper has agreed to provide the Company with the benefit and use of shared expenses without making the Company directly or indirectly liable to Cooper for any cost related to the shared expenses. The shared expenses include office, facilities, administrative and personal support.

8. **Concentrations of risk and uncertainties:**

As stated in Note 1, the Company's customers are normally referred by Cooper. Accordingly, the financial results are dependent upon Cooper. As a broker-dealer, the Company receives fees on investments from various sources made by the clients of Cooper. During the year ended September 30, 2021, the Company received 61% of commissions from this one source.

Although the Company conducts business through third party Product Sponsors, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is subject to various legal claims and regulatory examinations in the normal course of doing business. Based on information currently available there are no claims or examinations that would have a material effect on the Company's financial position

9. **Subsequent events:**

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. **COVID-19:**

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such as impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

11. **Recently issued accounting pronouncements:**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASU's").

For the year ending September 30, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions o be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

12. **Stockholder's Equity**

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

12

CFS SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2021

	2021
Total assets	$87,261
Less: total liabilities	24,074
Net worth	63,187
Less: Non-allowable assets	
Prepaid expenses	3,290
Commissions receivable. unallowable	5,606
Total	8,896
Tentative net capital	54,291
Less adjustments:	
Haircuts on securities positions	505
Net capital	$ 53,786
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000 minimum net capital requirement)	5,000
Excess of net capital	$ 48,786
Aggregate indebtedness:	$ 3,529
Ratio of total aggregate indebtedness to net capital	0.07 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's most recently filed Form X-17a-5 Part II A Filing as of September 30, 2021.

CFS SECURITIES, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

September 30, 2021

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirement for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as mutual fund retailer, municipal securities broker, broker or dealer selling variable life insurance or annuities. Accordingly, there are no items to report under the requirements of this Rule.

CFS Securities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholders of CFS Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which CFS Securities, Inc. claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing mutual fund retailer, municipal securities broker and broker or dealer selling variable life insurance or annuities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). CFS Securities, Inc. did not identify any exceptions with their exempt status throughout the year ended September 30, 2021. CFS Securities, Inc.'s management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFS Securities, Inc.'s compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of CFS Securities, Inc.

Alvery & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 16, 2021

 CFS Securities, Inc.

Assertions Regarding Exemption Provisions

We, as members of management of CFS Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act (SEA) of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing mutual fund retailer, municipal securities broker and broker or dealer selling variable life insurance or annuities. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended September 30, 2021.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending September 30, 2021.

CFS Securities, Inc.

By: Michael J. Butler

Michael J. Butler
President and Principal

CFS Securities, Inc.
1000 Bridgeport Ave., Ste 308
Shelton, CT 06484
P: 203-248-01972